# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NetClass Technology Inc, CIK 0001927578
CUSIP: G6427C108
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 6F, Building A, 1188 Wan Rong Road, Shanghai, China (F4), 200436
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056403

## Reporting persons
- Sze Kok: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 4,435,500; shared voting power 0; sole dispositive power 4,435,500; shared dispositive power 0; aggregate amount beneficially owned 4,435,500 (28.02% of the class)
  Comment: [1] Lang Wide Investment Inc, a British Virgin Islands Business Company, holds 4,435,500 class A ordinary shares of the issuer. Sze Kok is the sole shareholder and sole director of Lang Wide Investment Inc. and is deemed the beneficial owner of the 4,435,500 class A ordinary shares held by Lang Wide Investment Inc.
  
  [2] The calculation above is based on 15,830,000 class A ordinary shares issued and outstanding as of the date hereof.

## Item 1. Issuer
Name of issuer: NetClass Technology Inc
Address of issuer's principal executive offices: 6F, Building A 1188 Wan Rong Road Shanghai, People's Republic of China, 200436

## Item 2. Person Filing
Name of person filing: Sze Kok
Address of principal business office or, if none, residence: 6F, Building A, 1188 Wan Rong Road, Shanghai, People's Republic of China
Citizenship: Hong Kong

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,435,500
Percent of class: 28.02%
Sole power to vote or to direct the vote: 4,435,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,435,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sze Kok: /s/ Sze Kok, Sze Kok (02/14/2025)